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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis Shannon Menjivar Ruairi Regan Pam Howell

Re:	Bally’s Chicago, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed February 12, 2025 File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 7 to Registration Statement on Form S-1 (the “Amendment No. 7”) which reflects the Company’s responses to the comment letter received by the Company on February 14, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 6 to Registration Statement on Form S-1 previously filed by the Company on February 12, 2025 (the “Amendment No. 6”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 7 and all references to page numbers in such responses are to page numbers in Amendment No. 7.

January 29, 2025

Amendment No. 6 to Form S-1 filed February 12, 2025

General

1.	Please expand your disclosure in response to prior comment 1 to address clearly whether you are in compliance with the terms of the Host Community Agreement and to the extent you are not in compliance, the consequences of such non-compliance. Also, clarify how the inability to raise the full amount in this offering and additional funding by Bally’s Chicago HoldCo would impact compliance with the Host Community Agreement and any associated risks. In this regard we note that the agreement specifically states “Developer commits that 25% of the Project equity will be owned by Minority individuals and Minority-Owned and Controlled Businesses no later than twelve months following commencement of the Term or such later date as may be determined by the City, and will continue for no less than five years thereafter.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 15, and 22 of Amendment No. 7 to address Bally’s compliance with the Host Community Agreement and ongoing discussions with the City of Chicago.

Legal Proceedings, page 155

2.	We note your disclosure added in response to prior comment 2. Please revise to address specifically any impact on the investors in this offering that may result from the potential outcomes of the litigation. Please ensure your disclosure addresses potential outcomes that may occur either before or after the closing of the offering. Where you discuss the possibility that you could be found liable for monetary damages, please expand to indicate whether this could include punitive damages. Disclose the specific consequences to you and your investors in the event the litigation results in the Host Community Agreement being modified or terminated, any impact on the status of your casino license, and any impact on your ability to operate. Please also address whether there are any limitations on enforcement of the Host Community Agreement. Finally, revise the risk factors on pages 64 and 84 including the headings to those risk factors to reflect that you are currently in litigation and for consistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65, 85 and 86 of Amendment No. 7.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP